EXHIBIT 4.2


                 Amendment to the Employee Stock Purchase Plan

 1) Section 13 (a) of the plan has been amended such that the maximum number of shares of the Company's Common Stock which shall be available for sale under the Plan shall be increased from 1,250,000 Common Shares to 1,750,000 Common Shares.

2)       Section 24.  The term of the plan was extended until August 9, 2005.











































                                    EX 4.2-1